Exhibit 99.81

TORQUE ESPORTS, FRANKLY, AND WINVIEW ANNOUNCE THREE WAY COMBINATION

The Newest Triple Play: First Company Dedicated to Live News, Sports and Esports Set to Launch

Combined Company To Be Named Engine Media

Three- Way Combination to Drive Gaming Competitions

November 22, 2019 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLD) (“Torque”, formerly Millennial Esports Corp.), Frankly Inc. (“Frankly”) (TSX-V: TLK) (OTCQX: FRNKF), and WinView, Inc. (“WinView”) today announced that the three companies have agreed to combine to form an integrated news, gaming, sports and esports platform. The combined company, to be called Engine Media Holdings, Inc. (“ENGINE”), [Esports, News, Gaming, Interactive Network, Engagement], will be co-led by Torque Esports CEO Darren Cox and Frankly CEO Lou Schwartz. WinView Executive Chairman Tom Rogers, who also serves as Chairman of Frankly, will serve as Executive Chairman of ENGINE.

The combination of these three companies comes at a pivotal moment for live television and video entertainment. As entertainment programming moves on-demand, live television and video will increasingly focus on sports, news, and esports. These elements of live event media will require new sources of revenue and distribution as subscriber fees from the existing cable and satellite bundle begin to rapidly decline. ENGINE will be dedicated to accelerating these new, live, immersive experiences for consumers that will drive new revenue opportunities for media industry players and expand the options for live content.

ENGINE’s combined Assets To ‘Drive’ The Company Forward

The combination of assets of ENGINE will include:

Streaming and News Content Management Technology

●	An OTT streaming service of live and on demand news for such media outlets as CNN and Vice, over 1200 local broadcast stations across the US, reaching over 75% of US households, offering first-party data and digital advertising sales across its network for many news clients such as Newsweek.

●	A full content management system for news operations that enables them to repurpose their live linear newscasts and offer necessary consumer interface elements and advertising inventory for distribution via mobile and connected TV devices – including Roku, Apple TV, Amazon Fire.

Esports, Mobile Gaming Experience and Intellectual Property

●	Developers of the official Formula 1™ racing game, Eden Games.

●	Stream Hatchet, a leading business intelligence platform for esports that provides data and analytics about esport fan engagement across all leading streaming platforms such as Twitch and YouTube, and provides brands and rights holders targeted insights about consumer esport trends.

●	A state of the art esports arena for staging live global and local competitions in Miami.

●	The WinView app, which allows TV viewers to play games of skill in real time while they watch sports live on TV and win cash prizes.

●	The WinView patent portfolio (68 issued patents with more than 1200 patent claims plus additional pending applications), a foundational set of patents relating to, among other things, mobile “in play” games of skill and sports betting related to live sports and esports.

●	Allinsports, a leading provider of high end esport racing simulators developed by ex-Ferrari engineers.

●	The “World’s Fastest Gamer” esport franchise, which has aired on both CNBC and ESPN.

●	A wide daily array of esports tournaments around games ranging from “Call of Duty” to “NBA 2k20” that award cash prizes through the UMG esports platform.

The three companies forming ENGINE already manage or reach across news, esports, and sports gaming over 100 million monthly consumer touch points. By combining the three companies, ENGINE will be able to create an integrated platform company that will be able to help the media industry contend with the need to quickly develop revenue sources that will support all forms of live event programming.

Tom Rogers, Executive Chairman of WinView and Chairman of Frankly said, “These times call for a ‘driving’ force creating new consumer experiences in live news, sports, and esports while providing new sources of revenue for the industry in these genres. As the entertainment streaming wars set the path for the future of entertainment programming, the media industry’s approach to developing revenue sources for news and sports, and monetizing live programming, has to change. ENGINE will be able to provide many solutions for all those issues. Beyond the many assets of the three companies coming together, the management expertise is also extensive. Darren Cox is a major force in the esports world, and Lou Schwartz is a globally recognized digital media and technology executive who has founded and led several market leading online video companies and chiefly responsible for Frankly’s recent turn around. Putting the three companies together all at once is certainly unusual in the media space, but it underscores what a remarkably innovative company ENGINE will be.”

Lou Schwartz, CEO of Frankly, stated, “Having been involved for many years in the distribution of online video, it has become clear to me that there is a strong need for a company that can serve the commercial interests of news and sports media outlets in a world where consumers increasingly consume content through a mobile device or expect an interactive experience rather than passive viewing. ENGINE will not only have the resources to manage and distribute content, but also meet the interests of advertisers and brands related to that content while driving direct-to-consumer gaming and other offerings that generate cash through entry fees. Between the 100 million monthly touch points of consumers that the company currently has, not to mention the leading data and analytics company in esports, the ability to provide major revenue opportunities through the company’s combined data arsenal is astounding.”

Says Darren Cox, CEO of Torque: “The esports industry is ‘racing’ forward with over 400 million current esports viewers around the globe. With a leadership position in esports racing, including a global television show; analytics and measurement of esports streaming; and an array of tournaments geared toward the most popular esports games, ENGINE will be positioned to ‘accelerate’ multiple revenue streams for the esports industry. By applying WinView’s patented technology to offer real time play along games of skill and betting to the audiences of esports competitions, there is an obvious major synergy to be realized in short order.”

The companies also announced that the WinView patent and intellectual property interests will be represented by Irell & Manella LLP, and Morgan Chu, one of the most prominent patent trial lawyers in the country.

Summary of Letter Agreement

The three companies have entered into a binding letter agreement (the “Letter Agreement”) dated November 22, 2019 that provides for Torque to acquire all of the issued and outstanding common shares of Frankly and all of the issued and outstanding securities of WinView pursuant to (A) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) or, (B) solely with respect to WinView, a statutory merger under the General Corporation Law of the State of Delaware or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the securities of WinView (an “Alternative Structure”) (collectively, the Plan of Arrangement and an Alternative Structure, if applicable, are referred to as the “Transaction”).

Pursuant to the Plan of Arrangement, holders of common shares of Frankly will receive one common share of Torque, in exchange for each common share of Frankly held by them. All outstanding convertible securities of Frankly will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio.

Also, pursuant to the Plan of Arrangement or Alternative Structure, if applicable, holders of securities of WinView will receive common shares of Torque having a total value of US$35,000,000, based on a share price of C$1.75 per common share of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Letter Agreement.

The combined company is expected to have the following capital structure:

●	The common shares of Frankly will be exchanged for common shares of Torque on a one-for-one basis resulting in the issuance of 30,386,782 Torques shares to the shareholders of Frankly. Frankly convertible securities will remain outstanding and be exercisable for common shares of Torque on the same terms.

●	The securities of WinView will be exchanged for 26,400,000 common shares of Torque, which shall be subject to certain leak-out provisions to be agreed upon by the parties.

●	Torque currently has 3,506,579 common shares outstanding. The following additional common shares of Torque are pending issuance: 4,328,411 common shares pursuant to the proposed acquisition of UMG Media Ltd. (see Torque press release on October 22, 2019); 1,985,424 common shares pursuant to the proposed acquisition of Allinsports (see Torque press release on October 18, 2019); up to 3,333,333 common shares pursuant to the Private Placement (see below); and, convertible debentures of Torque in the principal amount $14,348,012 remain outstanding, which are convertible into units of Torque at a conversion price of $0.50 per unit, with each unit comprised of one common share and one warrant, with each warrant exercisable at $0.50 per share.

Pursuant to the Letter Agreement, the three companies have agreed to negotiate in good faith and enter into a definitive agreement (the “Definitive Agreement”) on or before 5:00 p.m. on December 20, 2019.

The Letter Agreement outlines certain conditions to closing for, and representations, warranties and covenants of, each of the parties to be contained in the Definitive Agreement. Conditions to closing include receiving Frankly shareholder approval, WinView securityholder approval (as required), court approvals in connection with the Plan of Arrangement, TSX-V approvals and any other applicable regulatory approvals. The parties have also agreed to comply with customary conduct of business covenants contained in the Letter Agreement until the Definitive Agreement is entered into.

Frankly and WinView may each terminate the Letter Agreement if it wishes to pursue an unsolicited superior proposal, and Torque may terminate the Letter Agreement if it wishes to pursue an unsolicited competing proposal, provided that, among things, the non-solicitation and right to match provisions in the Letter Agreement have been complied with and the applicable termination fee ($5 million in the case of each of Torque and Frankly) has been paid.

The parties intend to complete confirmatory due diligence prior to entering into the Definitive Agreement. Each party may terminate the Letter Agreement if its confirmatory due diligence on one of the other parties results in discovery of a “material fact” as such term is defined in the Securities Act (Ontario) that has not been previously disclosed and which would reasonably be expected to have a material adverse effect on the applicable party.

A copy of the Letter Agreement is being concurrently filed by Torque and Frankly under their SEDAR profiles at www.sedar.com. The foregoing summary of the Letter Agreement is qualified in its entirety by such Letter Agreement on SEDAR.

Assuming the Definitive Agreement is entered into and all conditions to closing the Transaction are satisfied (or waived if applicable), the parties expect the Transaction will close before the end of the first quarter of 2020.

Torque Private Placement

Torque intends to complete a private placement (the “Private Placement”) of up to 3,333,333 units at an issue price of $1.50 per unit for gross proceeds of up to $5,000,000. Each unit will be comprised of one common share and one-half of one warrant, with each full warrant exercisable into a common share at an exercise price of $2.10 per share for a period of 36 months.

More About Torque Esports

The company focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

More About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, the company has been positioned to help video producers take full advantage of the growing market in addressable advertising. The company is headquartered in New York with offices in Atlanta. Frankly Media is publicly traded under ticker TLK on Canada’s TSX Venture Exchange. For more information, visit www.franklymedia.com

More About WinView, Inc.

WinView, Inc., a Silicon Valley-based company, pioneered second-screen interactive TV.

WinView is the nation’s leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and Frankly to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the anticipated benefits of the Transaction to the parties and their respective security holders; impact of the Transaction and anticipated growth of the combined entity; completion of Torque’s proposed acquisitions of UMG and Allinsports; completion of the Torque Private Placement; and the anticipated timing of the Frankly shareholder meeting. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Torque and Frankly have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and Frankly do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable, disinterested shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in any management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and Frankly should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com

Frankly:

Lou Schwartz, CEO, press@franklyinc.com, 212-931-1248

Frankly Investor Relations Contact:

Matt Glover or Tom Colton, Gateway Investor Relations, TLK@gatewayir.com, 949-5743860

WinView:

Tom Rogers - Tom@winview.tv; and

Anthony Giombetti - anthony@winview.tv